SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               --------------

                               SCHEDULE TO/A

                               (Rule 14d-100)

    Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1) of
                    the Securities Exchange Act of 1934
                             (Amendment No. 2)

                       INTERACT COMMERCE CORPORATION
                         (Name of Subject Company)

                          ISAIAH ACQUISITION CORP.
                   an indirect wholly owned subsidiary of

                             THE SAGE GROUP plc
                    (Names of Filing Persons (Offerors))

                               --------------

                  COMMON STOCK, PAR VALUE $.001 PER SHARE
                       (Title of Class of Securities)

                               --------------

                                 45839Y107
                   (CUSIP Number of Class of Securities)

                                Paul Walker
                             The Sage Group plc
                                 Sage House
                              Benton Park Road
                        Newcastle Upon Tyne NE7 7LZ
                                  England
                       Telephone: (44) (191) 255-3000
    (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 Copies to:
                            Kenton J. King, Esq.
                            Marc R. Packer, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                           525 University Avenue
                            Palo Alto, CA 94301
                         Telephone: (650) 470-4500



                         CALCULATION OF FILING FEE

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            Transaction Valuation*                    Amount of Filing Fee*
               $244,352,250                              $48,870.45

* For purposes of calculating amount of filing fee only. This amount assumes the purchase of 20,362,688 shares of common stock of Interact Commerce Corporation outstanding as of March 22, 2001 at a purchase price of $12.00 per share. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.


         Amount Previously Paid:     $48,870.45            Filing     The Sage Group plc and Isaiah
                                                           Parties:   Acquisition Corp.
         Form or Registration No.:   File No. 5-57437      Date       April 4, 2001
                                                           Filed:


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.
[_]      issuer tender offer subject to Rule 13e-4.
[_]      going-private transaction subject to Rule 13e-3.
[_]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:

[ ]
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         This Amendment No. 2 (the "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO, as amended through the date hereof (the "Schedule TO"), filed initially with the Securities and Exchange Commission on April 4, 2001 by Isaiah Acquisition Corp. (the "Purchaser"), a Delaware corporation and an indirect wholly-owned subsidiary of The Sage Group plc ("Parent"), a company organized under the laws of England, and by Parent relating to the third-party tender offer by the Purchaser to purchase all issued and outstanding shares of common stock, par value $.001 per share (the "Shares"), of Interact Commerce Corporation, a Delaware corporation (the "Company"), at $12.00 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 4, 2001 and filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to add to the end thereof the following:

"On April 17, 2001, Parent and the Company were notified that the Federal Trade Commission granted early termination of the waiting period under the HSR Act applicable to the Offer. Parent and the Company issued a joint press release announcing the early termination of the waiting period, a copy of which is attached hereto as Exhibit (a)(6) and is incorporated herein by reference."

Item 12.  Exhibits.

Item 12 is hereby amended and supplemented to add the following exhibit:

"(a)(6) Joint Press Release issued by Parent and the Company, dated April 18, 2001."


                                 SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Isaiah Acquisition Corp.


                                        By:    /s/ Paul Harrison
                                               ----------------------
                                        Name:  Paul Harrison
                                        Title: Director and President


Dated: April 18, 2001



         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        The Sage Group plc


                                        By:    /s/ Paul Walker
                                               ---------------------
                                        Name:  Paul Walker
                                        Title: Chief Executive

Dated: April 18, 2001



                               EXHIBIT INDEX


Exhibit No.       Exhibit Name

(a)(6) Joint Press Release issued by Parent and the Company, dated April 18, 2001.



RELEASE STATUS - FOR IMMEDIATE RELEASE

                          Contacts:    Nadine Wakely
                                       Investor Relations
                                       Interact Commerce Corporation
                                       480-444-1985
                                       nwakely@interact.com

                                       Kristina Ford
                                       Public Relations
                                       Interact Commerce Corporation
                                       480-444-1317
                                       kford@interact.com

                                       Phil Branston
                                       Investor relations
                                       The Sage Group plc
                                       44-191-255-3000
                                       phil.branston@sage.com



SAGE TENDER OFFER FOR INTERACT COMMERCE CLEARS ANTITRUST APPROVALS

NEWCASTLE UPON TYNE, ENGLAND and SCOTTSDALE, ARIZ. - APRIL 18, 2001 - The Sage Group plc and Interact Commerce Corporation (Nasdaq: IACT) announced today that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has been granted in connection with Sage's pending acquisition of Interact. Sage and Interact previously received notification that the Federal Cartel Office of Germany had cleared the acquisition of Interact by Sage under the German Act Against Restraints of Competition.

As previously announced, Isaiah Acquisition Corp., an indirect wholly-owned subsidiary of Sage, commenced a tender offer for shares of Interact at $12.00 per share net to the seller in cash. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Wednesday, May 2, 2001, unless the offer is extended.

ABOUT THE SAGE GROUP PLC

Sage is the leading supplier of business management software and related products and services to the small and medium sized business community worldwide. Sage encompasses market-leading businesses in the UK and Europe and market-leading products in the US. In addition products are available in many other countries throughout the world via an extensive network of authorized dealers. Sage now has 2.5 million customers worldwide and employs over 4500 people. Sage's revenues for its fiscal year ending September 30, 2000 were GBP 412 million or approximately US $600 million. The company can be found on the World Wide Web at www.sage.com.

ABOUT INTERACT COMMERCE CORPORATION

Founded in 1996, Interact is the leading provider of customer relationship management software for mid-market companies and small office/home office businesses. The company is known for building products that are easy to use, quick to deploy, and provide anytime, anywhere access to critical information. The company's products include SalesLogix, the mid-market leader in CRM (customer relationship management) used by over 3500 companies; and ACT!, the best selling contact manager used by more than 3.2 million professionals and 11,000 corporations.

Through integration with leading back office software solutions, SalesLogix provides a complete view of the customer. Both SalesLogix and ACT! dominate in their respective markets, including high tech, real estate, financial services, manufacturing, marketing and consulting industries. Interact products are sold in over 67 countries worldwide both direct and through value added resellers. Headquartered in Scottsdale, AZ, the company can be found on the World Wide Web at (www.interact.com).

SalesLogix is a registered trademark of Interact Commerce Corporation. ACT! is a registered trademark under exclusive license to Interact Commerce Corporation by its owner, Symantec Corporation, in the U.S. and other countries. All other trademarks or registered marks are owned by their respective holders.